FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen E. McLaughlin, Esq.

Paul Hastings LLP

75 East 55th Street

New York, NY 10022

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2015 is being filed to add Exhibits numbered 1 through 5 to the Annual Report.

CONTENTS

This Amendment No. 2 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2015 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibit:

Exhibit 1	-	Underwriting Agreement, dated as of July 23, 2015, entered into between the Government of Jamaica, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit 2	-	Indenture, dated as of July 28, 2015, entered into between the Government of Jamaica and Deutsche Bank Trust Company Americas, as trustee, principal paying agent and registrar.

Exhibit 3	-	Form of 6.750% Notes due 2028.

Exhibit 4	-	Form of 7.875% Notes due 2045.

Exhibit 5	-	Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 6.750% Notes due 2028 and the 7.875% Notes due 2045.

Exhibit 6	-	Opinion and Consent of Paul Hastings LLP, New York counsel to the Government of Jamaica, relating to the 6.750% Notes due 2028 and the 7.875% Notes due 2045.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on August 12, 2015.

GOVERNMENT OF JAMAICA

By:	/s/ Peter D. Phillips
Name:	Peter D. Phillips, PhD, MP
Title:	Minister of Finance and Planning

EXHIBIT INDEX

Exhibit	Description

1	Underwriting Agreement, dated as of July 23, 2015, entered into between the Government of Jamaica, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

2	Indenture, dated as of July 28, 2015, entered into between the Government of Jamaica and Deutsche Bank Trust Company Americas, as trustee, principal paying agent and registrar.

3	Form of 6.750% Notes due 2028.

4	Form of 7.875% Notes due 2045.

5	Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 6.750% Notes due 2028 and the 7.875% Notes due 2045.

6	Opinion and Consent of Paul Hastings LLP, New York counsel to the Government of Jamaica, relating to the 6.750% Notes due 2028 and the 7.875% Notes due 2045.

4